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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2004
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to

Commission file number 001-32240

        A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEENAH PAPER 401(k) RETIREMENT PLAN

        B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEENAH PAPER, INC.
3460 Preston Ridge Road
Suite 600
Alpharetta, Georgia 30005

REQUIRED INFORMATION

Financial Statements and Supplemental Schedule

  Statements of Net Assets Available for Plan Benefits, as of December 31, 2004.

  Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2004.

  Supplemental Schedule I—Schedule of Assets Held for Investment Purposes at End of Year

  Supplemental Schedule II—Schedule of Reportable Transactions

NEENAH PAPER 401(k) RETIREMENT PLAN

Financial Statements as of and for the
period ended December 31, 2004

NEENAH PAPER 401(k) RETIREMENT PLAN

Table of Contents

Pages
Financial Statements
Statements of Net Assets Available for Plan Benefits	1
Statement of Changes in Net Assets Available for Plan Benefits	2
Notes to Financial Statements	3
Supplemental Schedules
Schedule of Assets Held for Investment Purposes at End of Year	5
Schedule of Reportable Transactions	6
Note:
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Vanguard Fiduciary Trust Company

Certification Statement For Neenah Paper 401(K) Retirement Plan

March 22, 2005

Vanguard Fiduciary Trust Company hereby certifies that the accompanying financial statements and supplementary information for Neenah Paper 401(K) Retirement Plan for the period ended December 31, 2004*, furnished pursuant to 29-CFR 2520.103-5(c), are complete and accurate.

/s/ FRANCINE JACOBY Francine Jacoby, Authorized Signer

*The period covered by these financial statements is December 1, 2004 through December 31, 2004

NEENAH PAPER 401(k) RETIREMENT PLAN

Statement of Net Assets Available for Benefits

		As of December 31, 2004
ASSETS
Investments, at fair value
Registered investment companies:
Vanguard 500 Index Fund Investor Shares	*	$4,701,450.44
Vanguard Growth Index Fund Investor Shares		2,274,410.18
Vanguard LifeStrategy Conservative Growth Fund		202,815.86
Vanguard LifeStrategy Growth Fund		2,425,976.94
Vanguard LifeStrategy Moderate Growth Fund		2,812,874.67
Vanguard Small-Cap Index Fund Investor Shares		2,803,887.75
Vanguard Total Bond Market Index Fund		2,475,965.85
Vanguard Total International Stock Index Fund		1,088,071.81
Vanguard Value Index Fund Investor Shares		1,831,979.89

		20,617,433.39
Vanguard Retirement Savings Trust	*	7,796,041.28
K-C Company Stock	*	31,621,049.59
N-P Company Stock		1,273,567.45
Vanguard brokerage option:
Cash		23,488.44
Common corporate stock		933,639.98
Registered investment companies		445,795.10

		1,402,923.52
Loan Fund		604,745.49

Total investments		63,315,760.72

Receivables
Employer contributions		39,595.55
Participant contributions		115,807.55
Other receivables		7,168.17

Total receivables		162,571.27

LIABILITIES
Other Liabilities		17,150.00

NET ASSETS AVAILABLE FOR BENEFITS		$63,461,181.99

* Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

NEENAH PAPER 401(k) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Period Ended December 31, 2004
ADDITIONS
Investment income:
Interest and dividend income, investments	$226,044.16
Interest income, participant loans	1,033.58
Net appreciation (depreciation) in fair value of investments	1,316,700.94

1,543,778.68

Contributions:
Employer	82,216.74
Participant	246,340.28

328,557.02

Asset transfers in	61,590,558.57

Total additions	63,462,894.27

DEDUCTIONS
Payment of benefits	1,712.28
Net increase (decrease)	63,461,181.99
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of period	—

End of period	$63,461,181.99

NEENAH PAPER 401(k) RETIREMENT PLAN

Notes to Financial Statements

NOTE 1—DESCRIPTION OF PLAN

        The following description of the Neenah Paper 401(K) Retirement Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        Background.    Effective as of December 1, 2004 (the "Distribution Date"), a spin-off of Neenah Paper, Inc. (the "Company"), then a subsidiary of Kimberly-Clark Corporation ("KC"), was effectuated by the distribution of Company shares to KC's shareholders. In connection with the spin-off transaction, the Company agreed to establish a 401(k) plan similar to the Kimberly-Clark Corporation Incentive Investment Plan (the "KC IIP") for the benefit of employees who were hired by the Company. The Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan and the Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan were adopted effective August 1, 1967, and were merged effective as of January 1, 2003, and renamed the Kimberly-Clark Corporation Incentive Investment Plan. Effective as of the Distribution Date, the Plan accepted a transfer of assets and liabilities from the KC IIP representing the account balances of all active employees who were hired by the Company at the Distribution Date.

        Type of Plan.    The Plan is intended to qualify as a profit sharing plan with a cash or deferred arrangement within the meaning of Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan is intended to meet the requirements for tax qualification under Code Section 401(a), and its related trust is intended to meet the requirements for tax exemption under Code Section 501(a).

        Purpose of the Plan.    The purpose of the Plan is to permit Eligible Employees to make before-tax contributions to save for retirement which, depending upon the success of the Company, will be augmented by Company Matching Contributions. It also provides each Eligible Employee with an opportunity to become a stockholder of the Company.

        Effective Date.    The effective date of the Plan is December 1, 2004.

NOTE 2—SUMMARY OF ACCOUNTING POLICIES

        The following accounting policies, which conform with generally accepted accounting principles, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting

        The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

        The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company stock fund(s) is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Equities are valued at last quoted sales price as of the close of trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid prices. Fixed income securities are valued using the last quoted bid price. Participant loans are valued at cost which approximates fair value.

        Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

NOTE 3—RELATED PARTY TRANSACTIONS

        The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Schedule I

NEENAH PAPER 401(k) RETIREMENT PLAN

Schedule of Assets Held for Investment Purposes at End of Year—Attachment for Schedule H, Line 4i
As of December 31, 2004

Neenah Paper 401(K) Retirement Plan, EIN 20-1308307

Attachment to Form 5500, Schedule H, Line 4(i):

Identity of Issue	Investment Type	Cost	Current Value
* Vanguard 500 Index Inv	Registered Investment Company	$4,655,837.74	$4,701,450.44
* Vanguard Growth Index Inv	Registered Investment Company	2,251,106.96	2,274,410.18
* Vanguard LifeSt Conserv Growth	Registered Investment Company	203,553.86	202,815.86
* Vanguard LifeSt Growth Fund	Registered Investment Company	2,408,597.09	2,425,976.94
* Vanguard LifeSt Mod Growth	Registered Investment Company	2,812,506.01	2,812,874.67
* Vanguard Sm-Cap Index Inv	Registered Investment Company	2,771,812.29	2,803,887.75
* Vanguard Total Bond Mkt Index	Registered Investment Company	2,462,927.24	2,475,965.85
* Vanguard Total Int'l Stock Index	Registered Investment Company	1,075,018.44	1,088,071.81
* Vanguard Value Index Inv	Registered Investment Company	1,803,990.38	1,831,979.89
* VGI Brokerage Option	Vanguard Brokerage Option	1,414,217.69	1,402,923.52
* Vanguard Retire Savings Trust	Common/Collective Trust	7,796,041.28	7,796,041.28
* K-C Company Stock	Company Stock Fund	17,644,992.66	31,621,049.59
* N-P Company Stock	Company Stock Fund	1,228,824.71	1,273,567.45
* Loan Fund	4% - 9.5%	604,745.49	604,745.49

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$49,134,171.84	$63,315,760.72

*Party in Interest

Schedule II

NEENAH PAPER 401(k) RETIREMENT PLAN

Schedule of Reportable Transactions—Attachment for Schedule H, Line 4j
Period Ended December 31, 2004

Neenah Paper 401(K) Retirement Plan, EIN 20-1308307

Attachment to Form 5500, Schedule H, Line 4(j):

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)
The Vanguard Group	Vanguard 500 Index Inv	$4,804,412.55			$4,804,412.55
The Vanguard Group	Vanguard 500 Index Inv		$150,148.43	$148,585.93	150,148.43	$1,562.50
The Vanguard Group	Vanguard Growth Index Inv	2,323,843.28			2,323,843.28
The Vanguard Group	Vanguard Growth Index Inv		73,220.13	72,742.74	73,220.13	477.39
The Vanguard Group	Vanguard LifeSt Growth Fund	2,416,475.51			2,416,475.51
The Vanguard Group	Vanguard LifeSt Growth Fund		7,959.82	7,886.56	7,959.82	73.26
The Vanguard Group	Vanguard LifeSt Mod Growth	2,848,062.13			2,848,062.13
The Vanguard Group	Vanguard LifeSt Mod Growth		35,927.50	35,564.19	35,927.50	363.31
The Vanguard Group	Vanguard Sm-Cap Index Inv	2,857,697.61			2,857,697.61
The Vanguard Group	Vanguard Sm-Cap Index Inv		86,914.45	85,897.07	86,914.45	1,017.38
The Vanguard Group	Vanguard Total Bond Mkt Index	2,671,725.44			2,671,725.44
The Vanguard Group	Vanguard Total Bond Mkt Index		210,346.28	208,800.51	210,346.28	1,545.77
The Vanguard Group	Vanguard Retire Savings Trust	8,751,038.25			8,751,038.25
The Vanguard Group	Vanguard Retire Savings Trust		954,996.97	954,996.97	954,996.97	—
The Vanguard Group	K-C Company Stock	33,953,177.55			33,953,177.55
The Vanguard Group	K-C Company Stock		3,486,902.55	2,464,928.57	3,486,902.55	1,021,973.98

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

NEENAH PAPER 401(k) RETIREMENT PLAN
By:	/s/ RICHARD F. READ Richard F. Read Member, Neenah Paper 401(k) Retirement Plan Administrative Committee

Date: June 30, 2005

QuickLinks

REQUIRED INFORMATION
NEENAH PAPER 401(k) RETIREMENT PLAN Table of Contents
Vanguard Fiduciary Trust Company
NEENAH PAPER 401(k) RETIREMENT PLAN Statement of Net Assets Available for Benefits
NEENAH PAPER 401(k) RETIREMENT PLAN Statement of Changes in Net Assets Available for Benefits
NEENAH PAPER 401(k) RETIREMENT PLAN Notes to Financial Statements
NEENAH PAPER 401(k) RETIREMENT PLAN
NEENAH PAPER 401(k) RETIREMENT PLAN
SIGNATURE